SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 October, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 01 October 2012
Exhibit 1.2	Director/PDMR Shareholding dated 02 October 2012
Exhibit 1.3	Transaction in Own Shares dated 04 October 2012
Exhibit 1.4	Transaction in Own Shares dated 08 October 2012
Exhibit 1.5	Director/PDMR Shareholding dated 10 October 2012
Exhibit 1.6	Transaction in Own Shares dated 11 October 2012
Exhibit 1.7	Transaction in Own Shares dated 15 October 2012
Exhibit 1.8	Transaction in Own Shares dated 18 October 2012
Exhibit 1.9	Transaction in Own Shares dated 22 October 2012
Exhibit 1.10	Transaction in Own Shares dated 25 October 2012
Exhibit 1.11	Transaction in Own Shares dated 29 October 2012
Exhibit 1.12	Total Voting Rights dated 31 October 2012

Exhibit 1.1

BP plc- Transaction in Own Shares
BP plc- 01 October 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 01 October 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                 01 October 2012
Number of ordinary shares transferred:         17,350
Highest transfer price per share:                     £4.55
Lowest transfer price per share:                      £4.20

Following the above transfer, BP p.l.c. holds 1,829,113,461 ordinary shares in treasury, and has 19,054,050,180 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.2

BP plc- Director/PDMR Shareholding
BP plc- 02 October 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

On 2 October 2012 BP p.l.c. was informed by Computershare Plan Managers that on 25 September 2012 the following Director and senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their name at a Reference share price of $7.035 per share, through the
BP Scrip Dividend Programme.

Scrip dividend on Ordinary shares
Mr I. C. Conn	2236
Mr R. Bondy	3365
Dr M. C. Daly	3076
Mr A. Hopwood	1023
Mr B. Looney	604
Mr D. Sanyal	2321
Dr H. Schuster	502

BP p.l.c. was advised that on 25 September 2012 the following Directors and senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired the number of BP Ordinary shares shown opposite their name at a Reference share price of $7.035 per share, through the
BP Scrip Dividend Programme.

	ShareMatch UK	ShareMatch UK (Overseas)	Global ShareMatch
Mr I. C. Conn	119	N/A	N/A
Mr R. Bondy	40	N/A	N/A
Dr M. C. Daly	N/A	64	N/A
Dr B. Gilvary	56	N/A	N/A
Mr B. Looney	48	N/A	N/A
Mr D. Sanyal	111	9	N/A
Dr H. Schuster	N/A	N/A	13

BP p.l.c. was further advised that on 25 September 2012 the following Director and senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the number of BP Restricted Share Units shown opposite their name at a Reference share price of $7.035 per share, through the
BP Scrip Dividend Programme.

	Deferred Annual Bonus Plan	Executive Performance Plan	Restricted Share Plan
Mr R. Bondy	3431	1598	5436
Dr M. C. Daly	1753	1333	N/A
Dr B. Gilvary	2406	1511	N/A
Mr B. Looney	1310	1864	2718
Mr D. Sanyal	1711	1598	N/A
Dr H. Schuster	1459	1490	N/A

BP p.l.c was notified on 2 October 2012 by Barclays Wealth that on 25 September 2012
Mr Ian Davis, a Director of BP p.l.c., acquired 120 BP ordinary shares
(ISIN number GB0007980591) at a Reference share price of $7.035 per share through the BP Scrip Dividend Programme.

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.3

BP plc- Transaction in Own Shares
BP plc- 04 October 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 4 October 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                 4 October 2012
Number of ordinary shares transferred:         5,384
Highest transfer price per share:                     £4.55
Lowest transfer price per share:                      £4.20

Following the above transfer, BP p.l.c. holds 1,829,108,077 ordinary shares in treasury, and has 19,054,071,464 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.4

BP plc- Transaction in Own Shares
BP plc- 08 October 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 8 October 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                 8 October 2012
Number of ordinary shares transferred:         12,509
Highest transfer price per share:                     £4.20
Lowest transfer price per share:                      £3.16

Following the above transfer, BP p.l.c. holds 1,829,095,568 ordinary shares in treasury, and has 19,054,087,273 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.5

BP plc- Director/PDMR Shareholding
BP plc- 10 October 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons
BP p.l.c. was advised on 10 October 2012 by Computershare Plan Managers that on 10 October 2012 the following Directors and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.376 per share through participation in the BP ShareMatch UK Plan:-

Director

Mr I.C. Conn                 70 shares
Mr B. Gilvary                70 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                70 shares
Mr B. Looney              73 shares
Mr D. Sanyal               73 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.6

BP plc- Transaction in Own Shares
BP plc- 11 October 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 11 October 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                 11 October 2012
Number of ordinary shares transferred:         9,936
Transfer price per share:                                  £4.20

Following the above transfer, BP p.l.c. holds 1,829,085,632 ordinary shares in treasury, and has 19,054,136,809 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.7

BP plc- Transaction in Own Shares
BP plc- 15 October 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 15 October 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                 15 October 2012
Number of ordinary shares transferred:         687,790
Highest transfer price per share:                    £4.376
Lowest transfer price per share:                     £4.20

Following the above transfer, BP p.l.c. holds 1,828,397,842 ordinary shares in treasury, and has 19,054,855,799 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.8

BP plc- Transaction in Own Shares
BP plc- 18 October 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 18 October 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                 18 October 2012
Number of ordinary shares transferred:         4,320
Transfer price per share:                                  £4.20

Following the above transfer, BP p.l.c. holds 1,828,393,522 ordinary shares in treasury, and has 19,054,897,919 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.9

BP plc- Transaction in Own Shares
BP plc- 22 October 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 22 October 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                22 October 2012
Number of ordinary shares transferred:        13,635
Highest transfer price per share:                    £4.20
Lowest transfer price per share:                     £3.68

Following the above transfer, BP p.l.c. holds 1,828,379,887 ordinary shares in treasury, and has 19,055,054,654 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.10

BP plc- Transaction in Own Shares
BP plc- 25 October 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 25 October 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                25 October 2012
Number of ordinary shares transferred:        10,216
Transfer price per share:                                 £4.20

Following the above transfer, BP p.l.c. holds 1,828,369,671 ordinary shares in treasury, and has 19,055,146,770 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.11

BP plc- Transaction in Own Shares
BP plc- 29 October 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 29 October 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                29 October 2012
Number of ordinary shares transferred:        25,135
Highest transfer price per share:                    £4.55
Lowest transfer price per share:                     £3.68

Following the above transfer, BP p.l.c. holds 1,828,344,536 ordinary shares in treasury, and has 19,055,180,605 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.12

BP plc- Total Voting Rights
BP plc- 31 October 2012

BP p.l.c.
Total voting rights and share capital
As at 31 October 2012, the issued share capital of BP p.l.c. comprised 19,055,180,605 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,828,344,536. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 19,060,263,105 This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 06 November 2012
/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary